August 24, 2007

VIA EDGAR as a CORRESPONDENCE and HAND DELIVERY

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop #3561
Washington, DC 20549

RE:              Great Plains Energy Incorporated
Amendment No. 2 to
Registration Statement on Form S-4
Filed on August 14, 2007
File No. 333-142715

Dear Mr. Owings:

On behalf of our client Great Plains Energy Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 23, 2007 (the “Comment Letter”), with respect to Amendment No. 2 to the registration statement on Form S-4 filed by the Company with the Commission on August 14, 2007 (File No. 333-142715) (the “Registration Statement”). In connection with this response to the Comment Letter, the Company hereby files with the Commission pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Amendment”). On behalf of the Company, we are furnishing to the Staff by hand delivery three marked and three unmarked courtesy copies of the Amendment in typeset format. Each marked courtesy copy shows all changes to the Registration Statement as filed on August 14, 2007.

The Company and, where applicable, Aquila, Inc. (“Aquila”) have responded to all of the Staff’s comments. The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment

Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Amendment.

All page number references in the Company’s responses are to the page numbers in the Amendment.

Registration Statement on Form S-4 and Preliminary Proxy Statement on Schedule 14A

Exhibit 5.1

1.                                      We note your response to comment 9 in our letter dated July 18, 2007.  We note the disclosure in counsel’s legal opinion that the opinion “is based on the law in effect, and the facts and circumstances existing, on the date of this letter,” and that counsel assumes “no obligation to update or supplement this opinion letter to reflect any facts or circumstances which may hereafter come to [his] attention with respect to the opinions and statements expressed above, including any changes in applicable law which may hereafter occur.”  Please have counsel revise his opinion to state that he has no obligation to update the opinion as of the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.  The only qualification of this sort that counsel may include in the legal opinion is that the opinion is valid and counsel has no duty to update the information in the opinion following the registration statement’s date of effectiveness.

Response:  Counsel has revised his opinion in Exhibit 5.1.

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Please telephone the undersigned at (212) 735-2050 or my colleague Moshe Gerstein at (212) 735-3583 if you have any questions or need any additional information.

Very truly yours,

/s/ Nancy A. Lieberman
Nancy A. Lieberman

cc: Mark G. English, Esq.